ConocoPhillips 925 N. Eldridge Parkway Houston, Texas 77079

August 30, 2022

VIA EDGAR

Mr. Arthur Tornabene-Zalas

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConocoPhillips and ConocoPhillips Company
Registration Statement on Form S-4 (File Nos. 333-266960 and 333-266960-01)
Request for Acceleration

Dear Mr. Tornabene-Zalas:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ConocoPhillips Company and ConocoPhillips hereby request that the Securities and Exchange Commission accelerate the effective date of their Registration Statement on Form S-4 (File Nos. 333-266960 and 333-266960-01) (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m., New York City time, on September 1, 2022, or as soon thereafter as practicable.

Please contact Keith M. Townsend of King & Spalding LLP at (404) 572-3517 or KTownsend@kslaw.com or Zachary L. Cochran of King & Spalding LLP at (404) 572-3518 or ZCochran@kslaw.com with any questions. In addition, please notify Mr. Townsend or Mr. Cochran when this request for acceleration has been granted.

[SIGNATURE PAGE FOLLOWS]

CONOCOPHILLIPS
CONOCOPHILLIPS COMPANY

By:	/s/Andrew M. O’Brien
Name:	Andrew M. O’Brien
Title:	Vice President and Treasurer

cc:	Keith M. Townsend, King & Spalding LLP
Zachary L. Cochran, King & Spalding LLP